

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-mail
Mr. Marc Bell
Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, Florida 33487

      Re: FriendFinder Networks Inc.
            Post-effective Amendment No. 1 to Registration Statement on Form S-1
            Filed April 3, 2012
            File No. 333-177360

Dear Mr. Bell:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You state that you in your explanatory note that "no changes have been made to the prospectus" contained in your registration statement. We note, however, that you are filing this post-effective amendment to update and supplement the information contained in Part I of your registration statement. As such, your document should contain a prospectus that conforms to the requirements of Form S-1. See paragraphs (b) and (e) of Securities Act Rule 472.

Incorporation by Reference of Certain Documents, page 3

2.   You state that you incorporate by reference the information contained in the documents listed in this section. In order to incorporate by reference into a Form S-1, you must have filed your complete annual report for your most recently completed fiscal year. See General Instruction VII.C of Form S-1. We note that you have yet to file your proxy

statement, which would provide the Part III information for your Form 10-K for that year. As such, you do not appear to met the requirements of General Instruction VII at this time, and are currently ineligible to incorporate by reference. For guidance, see Question 117.05 of Regulation S-K Compliance and Disclosure Interpretation, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Bradley D. Houser, Esq.
Akerman Senterfitt